Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Northwest Biotherapeutics, Inc. on Form S-3 of our report dated March 16, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Northwest Biotherapeutics, Inc. as of December 31, 2019 and for the year ended December 31, 2019, appearing in the Annual Report on Form 10-K of Northwest Biotherapeutics, Inc. for the year ended December 31, 2021. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases due to adoption of the guidance in ASC Topic 842 effective January 1, 2019.

/s/ Marcum llp

Marcum llp

New York, NY

October 18, 2022